Exhibit 99.1

                                  Form 51-102F3

                             MATERIAL CHANGE REPORT

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Item 1   Name and Address of Company

Zarlink Semiconductor Inc.
400 March Road
Ottawa, ON
K2K 3H4

Item 2   Date of Material Change

October 25, 2006

Item 3   News Release

A press release was issued by Zarlink Semiconductor Inc. ("Zarlink") on October 25, 2006. A copy of the press release is annexed and forms an integral part hereof.

Item 4   Summary of Material Change

On October 25, 2006, Zarlink announced that it had sold the assets of its packet switching product line to Conexant Systems Inc. for US$5 million in cash and other consideration.

Item 5   Full Description of Material Change

On October 25, 2006, Zarlink announced that it had sold the assets of its packet switching product line to Conexant Systems Inc. for cash and other consideration, including a cash payment at closing of US $5 million and additional amounts based on revenue derived from the product line over the next two years.

The US $5 million payment in cash will result in a one-time gain providing an additional US $0.03 of earnings in the third quarter of fiscal 2007. Zarlink's guidance for earnings per share in the three-month period ended December 31, 2006 has been revised from nil to earnings per share of US $0.03, while revenue guidance remains unchanged.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7   Omitted Information

Not applicable

Item 8   Executive Officer

Kirk K. Mandy
President and Chief Executive Officer
Tel.: 613 270-7402

Item 9   Date of Report

November 2, 2006